EXHIBIT 99.1

Alvarion (in Receivership) Receives NASDAQ Notification Related to Minimum Bid Requirement

ROSH HA'AYIN, Israel, Nov. 19, 2013 (GLOBE NEWSWIRE) -- Alvarion® Ltd. (in receivership) (Nasdaq:ALVR), announced today that it received a notice from The NASDAQ Stock Market ("NASDAQ") advising the Company that its closing bid price has been less $1.00 per ordinary share for 30 consecutive business days and that it therefore does not satisfy NASDAQ's minimum bid requirement of $1.00 per share necessary for continued listing on The NASDAQ Capital Market. The NASDAQ letter has no immediate effect on the listing of the Company's ordinary shares.

The Company has been provided 180 calendar days, or until May 12, 2014, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the Company's ordinary shares must be at least $1.00 per share for a minimum 10 consecutive business days.

NASDAQ previously granted the Company's request for continued listing on The NASDAQ Capital Market through January 13, 2014. In order to remain listed, on or before January 13, 2014, the Company must emerge from bankruptcy proceedings in Israel and demonstrate compliance with all applicable requirements for initial listing on The NASDAQ Capital Market, including a stock price of at least $3.00 per share. In the event the Company does not satisfy these terms by January 13, 2014, the NASDAQ Listing Qualifications Panel will issue a final determination to delist the Company's shares from NASDAQ.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties. The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company emphasizes that its currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in keeping its ordinary shares listed on NASDAQ and consequently on the Tel Aviv Stock Exchange. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made, that may bear upon such forward-looking statements.

CONTACT: Investor & Media Contacts:

         Elana Holzman
         elana.holzman@alvarion.com